Filed by The Titan Corporation
Subject Company: The Titan Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Registration Statement File No. 333-109725

TO:	The Titan Corporation Consolidated Retirement Plan Participants

FROM:	Titan Corporate Benefits Department

DATE:	February 11, 2004

SUBJECT:	Titan and Lockheed Martin Merger

Important Notice Concerning Your Rights Under The Titan Corporation Consolidated Retirement Plan

The stockholders of The Titan Corporation will be asked to approve the merger agreement by and between The Titan Corporation and Lockheed Martin Corporation at a special meeting of stockholders scheduled for March 16, 2004. As a participant in The Titan Corporation Consolidated Retirement Plan (“the Plan”), you may have shares of Titan Common Stock in the Plan and, if you do have shares, you will be sent a copy of the proxy statement/prospectus dated February 9, 2004, and other materials regarding the proposed merger and the applicable voting procedures under separate cover. In addition, the materials will provide you with an opportunity to decide how you want to have your Titan Common Stock converted within the Plan and will explain how the overall voting and election process works according to the terms of our merger agreement with Lockheed Martin (“the merger agreement”).

This notice is being sent to you to alert you to changes within the Plan in connection with the proposed merger and to advise you that a temporary “blackout period” will occur during which you will be unable to direct or diversify investments from the Company Stock Fund. This notice is being sent as required under section 101(i) of the Employee Retirement Income Security Act.

SHAREHOLDER VOTING AND THE CONVERSION OF TITAN STOCK

If the merger occurs, the Titan Common Stock allocated to your individual account under the Plan may be converted to Lockheed Martin Common Stock (“LMC Common Stock”), or to cash within the Plan, or to a combination of LMC Common Stock and cash within the Plan based on your direction to T. Rowe Price, the Plan’s trustee, regarding your expressed preference, subject to the allocation procedures under the merger agreement and the requirements of the Employee Retirement Income Security Act of 1974, as amended. Under the allocation procedures of the merger agreement, 50% of the total number of outstanding shares of Titan Common Stock (excluding shares held by Titan stockholders who have perfected dissenters’ rights and any shares held by Lockheed Martin or Titan) must be exchanged for LMC Common Stock and 50% of the outstanding Titan shares must be exchanged for cash. This may involve some adjustment to individual choices regarding receiving LMC Common Stock, cash, or a combination of both for your Titan Common Stock.

To the extent you receive cash for your Titan shares in the Plan, the cash will automatically be invested in the Summit Cash Reserves Fund within the Plan. You may later reallocate this to other investments available under the Plan.

As part of the overall process, all Titan shareholder votes and elections regarding the form of merger consideration will need to be tabulated. Also, depending on the overall elections between cash and stock, there may need to be adjustments made to meet the overall 50-50 cash and stock requirement.

To give time for the necessary tabulations and possible necessary adjustments, there will be a temporary blackout period where Plan participants will not be able to perform any transactions in the Company Stock Fund (including both matching contributions and the ESOP). The blackout period is expected to begin on March 12, 2004 at 4:00 PM eastern time and end during the week of March 21, 2004. During this time, you can determine whether the blackout has started or ended by calling the Plan’s recordkeeper at its’ toll-free number 800.922.9945. You will be connected with the Plan’s voice response unit and prompted with directions.

During the blackout period, you will be unable to direct or diversify the company stock assets held in your Plan account. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as the market price of individual securities tend to have wider swings, up and down, over short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such company stock from your account during the blackout period.

If you have any questions on the blackout, please call 800.922.9945.

COMPANY STOCK FUND GOING FORWARD

If the merger is approved, the Company Stock Fund (which will then be invested in LMC Common Stock) will be frozen. Any company matching contributions that were automatically made in company stock will be contributed to the Plan in cash (vs. 50% cash, 50% Titan stock) and will be invested in accordance with your current investment elections. If you are currently directing your pre-tax or company matching contributions into company stock, following the closing, those contributions will be mapped to the Summit Cash Reserves Fund since you will no longer be able to invest in company stock. If you wish to change your investment allocations, please call 800.922.9945.

After the blackout period, you will be able to transfer funds out of the Company Stock Fund (both the matching contributions and ESOP) at any time, subject to any limitations in the Plan, regardless of your length of service; however, no funds may be transferred into the Company Stock Fund. Additionally, dividends of LMC Common Stock will be paid into the Plan in cash and will be invested in accordance with your investment elections. If no investment election is in place, dividends will be invested in the Summit Cash Reserves Fund.

OTHER IMPORTANT NEWS

Following the closing, all Plan participants who are actively employed will be 100% vested in their account and future company contributions will automatically be 100% vested.

If you should have any questions on the above information, please call 800.922.9945. You may also contact the Plan’s recordkeeper at:

T.Rowe Price
Attention: Titan Plan Service Team
P.O. Box 17215
Baltimore, Md. 21297-9945

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin pursuant to the terms of the merger agreement between Lockheed Martin and Titan. The proxy statement/ prospectus will be mailed to the stockholders of Titan. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger, because they will contain important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, 301.897.6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, 858.552.9400.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus when it becomes available.